SONS OF GWALIA LTD
ABN 46 008 994 287

02 APR 16 AM 11:12

GWALIA

FILE NBR 82-1039

PKL:KS:02.160
4 April 2002

02028445

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington DC, 20549
U.S.A.

SUPPL

Dear Sir

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Letter Announcement re Kemerton Silica Sand dated 4 April 2002.
- Letter Announcement re Murray Basin Mineral Sands dated 4 April 2002.
- Media Release: "Sons of Gwalia expands it's strategic position in the Murray Basin", dated 4 April 2002.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours faithfully

pp PETER LALOR
EXECUTIVE CHAIRMAN

cc: Jo Ann R Ward
Citibank NA
New York

Encl

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

PKL:EF:02.147
4 April 2002

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

KEMERTON SILICA SAND

Sons of Gwalia Ltd. ("the Company") wishes to announce that it has disposed of its 70 per cent equity interest in the above project. The Company's interest has been sold to Itochu Corporation and Tochu Corporation who will each then hold 50 per cent of the project.

The Kemerton Silica Sand Project is situated near Bunbury in the south-west of Western Australia where shipments of silica sand have been made to the Japanese market since the inception of the project in 1994.

The Company has agreed to sell its 70 per cent interest in the project for a cash consideration of $15 million. The purchasers will assume responsibility for all project finance debt outstanding at the date of sale.

Under the terms of the Agreement there is a price review clause relating to regulatory approvals for expansions which, if triggered, may result in the purchasers being entitled to a refund of $4.5 million.

The sale represents a before tax profit of $7.9 million as against the current carrying value of the asset and this will be reflected in the financial accounts of the Company as at 30 June 2002.

The decision to sell the interest in Kemerton was made primarily on the basis that it was not considered a core asset by the Company.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

PKL:EF:02.152
4 April 2002

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

RE: MURRAY BASIN MINERAL SANDS

Introduction

Sons of Gwalia Ltd. ("the Company") wishes to advise the following relating to its position as a significant participant in the emerging Murray Basin mineral sands province in south-eastern Australia (refer attached map).

Murray Basin Heavy Minerals Province

The Murray Basin is rapidly emerging as a major heavy minerals ("HM") province with current reported resources of HM in excess of 110 million tonnes. The predominance of recently reported resources relate to strandline structures in which significant quantities of coarse grained heavy minerals have been concentrated at potentially economic levels which could sustain large scale, long life operations which are material in a global context.

The Company, along with its joint venture partner RZM Pty. Ltd. (a subsidiary of Nissho Iwai), recognised this potential and established Murray Basin Titanium ("MBT") to commission the first pilot plant and production scale unit at the Wemen minesite near Mildura in the Murray Basin where the associated downstream processing facilities are located.

Probo Mining Ltd. ("Probo")

The Company wishes to announce that it has entered into an agreement to acquire all of the issued share capital of Probo. The Company has paid $5.525 million in cash and will issue 500,000 shares in the Company in approximately 12 months' time to complete the purchase.

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

Probo is a 25 per cent joint venture participant in the BIP Joint Venture ("BIP JV") with BeMaX Resources NL ("BeMaX") which holds 75 per cent. The assets controlled by the BIP JV include the substantial Ginkgo and Snapper mineral sands resources and incorporate the recently announced Ginkgo Project.

The Company currently holds approximately 19 per cent of BeMaX's issued share capital. Combined with Probo's 25 per cent joint venture interest, this equates to a total direct and indirect interest of approximately 40 per cent in the BIP Joint Venture.

The Ginkgo Project

On 13 February 2002, BeMaX and Probo announced that a $6 million Bankable Feasibility Study ("BFS") on the development of the Ginkgo Project had been completed and had confirmed its economic viability.

The BFS indicated a mine life of approximately 14 years with estimated revenues over the life of the mine of approximately $1.2 billion. Average annual production was estimated at:

53,000 tonnes rutile
32,000 tonnes zircon
124,000 tonnes ilmenite
76,000 tonnes Hi-Ti (70 per cent TiO_2)

BeMaX advised that the BFS was based on a proved and probable reserve of 184 million tonnes averaging 3.2 per cent heavy minerals for total contained heavy minerals ("HM") of 5.7 million tonnes.

Murray Basin Titanium ("MBT") (50 per cent)

The Company wishes to announce the following significant heavy minerals resource discoveries and other milestones achieved by MBT.

1. Wemen

The Wemen project was initiated by MBT as a combined pilot plant and production unit. As the first producer in the Murray Basin, issues such as metallurgy, mineralogy, mineral processing and marketing of product have been analysed and tested through the commissioning stages.

The Wemen project, on a stand alone basis, has a mine life of approximately six years producing (approximately) the following heavy minerals concentrates on an annual basis:-

30,000 tonnes of rutile
10,000 tonnes of zircon
30,000 tonnes of ilmenite.

Capital development for the project was completed on time and within budget. However, modifications have been required as overburden variations and the coarser grained nature of the deposit resulted in the bottle-necking of some circuits in the mineral processing circuit. The project has highlighted critical design elements and confirmed a number of key parameters including resource estimating procedures, mining method selection, process flow sheet design and target product market segments.

2. Increases in Heavy Minerals Resources

(a) Since the beginning of the MBT Joint Venture, exploration work has increased contained HM resources within the MBT project area from approximately 5 million to in excess of 15 million tonnes.

(b) The recent discovery of the Ouyen prospect will add a significant quantity of heavy minerals to the Wemen project and is expected to substantially extend its mine life.

(c) The Company also wishes to announce the results of a Scoping Study conducted by MBT on the previously advised discoveries at Karra and Cylinder known as the Prungle Project:-

Resources:	149 million tonnes @ 4.3% HM for 6.4 million tonnes of HM
Mine Life:	+12 years
Annual Production:	45,000 tonnes rutile
	30,000 tonnes zircon
	120,000 tonnes ilmenite

One mining and treatment option for the Prungle Project is to expand the existing Mildura processing facilities with stand alone mining equipment including a dredge and concentrator. These potential production levels would be in addition to forecast production from Wemen/Ouyen.

Summary

Over the past two years the Company has achieved a dominant and strategic position in the northern area of the Murray Basin.

The Company:-

(a) Holds approximately 19 per cent of the issued capital of BeMaX which owns 75 per cent of the Ginkgo Project.

(b) Has acquired Probo which owns 25 per cent interest in the Ginkgo Project.

(c) The combined interests in BeMaX and Probo equate to a total direct and indirect interest of 40 per cent in the BIP Joint Venture.

(d) Holds a 50 per cent interest in the MBT Joint Venture with RZM Ltd.

(e) MBT has developed the first production base in the Murray Basin at Wemen and Mildura and has increased its heavy minerals resource base by 200 per cent through its interest in MBT.

(f) Has substantial interests in the largest consolidated resource base in the northern half of the Murray Basin as a result of its various holdings.

(g) Additional HM resources will result from the final resource estimates from Ouyen, which are nearing completion, and ongoing exploration in the various joint venture areas.

The Company believes that the Murray Basin has the potential to be a major and long life minerals sands producer subject to the consolidation of the resources in the region and the orderly and efficient allocation of capital to mine development.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

MURRAY BASIN HEAVY MINERALS PROVINCE


BIRTHDAY GIFT
JACKS TANK
WINCHESTER
GINKGO
SNAPPER
GALLIPOLI
BIP JV
32Mt HM
PRUNGLE
Mildura
MBT
15 Mt HM
N.S.W
Vic.
N
50km
WEMEN
OUYEN
Murray Basin Titanium Pty Ltd (MBT)
BIP Joint Venture
(BeMaX 75%, Probo 25%)
Mine
Resource
Advanced Prospect
Murray Basin
State Border
S.A.
N.S.W
Adelaide
Vic.

MEDIA Release

GWALIA

4 April 2002

SONS OF GWALIA EXPANDS ITS STRATEGIC POSITION IN THE MURRAY BASIN

Sons of Gwalia Ltd. ("Gwalia") today announced the acquisition of Probo Mining Ltd. ("Probo"), a company which is in joint venture with BeMaX Resources NL ("BeMaX") in relation to the Ginkgo mineral sands project in NSW ("the Ginkgo Project").

Probo and BeMaX are both joint venture participants in the BIP Joint Venture which controls the large Ginkgo and Snapper mineral sands resources.

Gwalia said that it had acquired Probo for a consideration of $5.525 million in cash and the issue of 500,000 shares.

Gwalia also confirmed that it holds approximately 19 per cent of BeMaX's issued share capital. Gwalia said that, combined with its ownership of Probo, this equated to a total direct and indirect interest of approximately 40 per cent in the BIP Joint Venture.

MURRAY BASIN MINERAL SANDS HEAVY MINERALS PROVINCE EMERGES AS A MAJOR RESOURCE

Gwalia said that the Murray Basin is rapidly emerging as a significant heavy minerals ("HM") province with current reported resources of HM in excess of 110 million tonnes. These resources are concentrated at potentially economic levels which could sustain large scale, long life operations which are material in a global context.

GINKGO PROJECT BANKABLE FEASIBILITY STUDY

In February 2002, BeMaX and Probo announced that a $6 million Bankable Feasibility Study ("BFS") on the Ginkgo Project had been completed and confirmed its economic viability.

The BFS indicated a mine life of approximately 14 years with estimated revenues of approximately $1.2 billion and average annual production of approximately 275,000 tonnes HM.

BeMaX advised that the BFS was based on a proved and probable reserve of 184 million tonnes averaging 3.2 per cent heavy minerals containing 5.7 million tonnes heavy minerals ("HM").

MURRAY BASIN TITANIUM ('MBT") SIGNIFICANTLY INCREASES HM RESOURCES

MBT is a joint venture with RZM Pty. Ltd. (a subsidiary of Nissho Iwai) and Gwalia.

Gwalia said that MBT's Wemen project was initiated as a combined pilot plant and production unit with all processing of concentrates from Wemen carried out at the Joint Venture's processing plant at Mildura in New South Wales.

As the first producer in the Murray Basin, the Wemen project, on a stand alone basis, has a mine life of approximately six years producing approximately 70,000 tonnes a year of HM.

Gwalia said that, since the beginning of the MBT Joint Venture, exploration had successfully increased contained HM resources by 200 per cent to 15 million tonnes.

The Company also announced the results of a Scoping Study on previously advised discoveries at the Prungle Project near Mildura. Resources of approximately 150 million tonnes at 4.3 per cent HM had been delineated. The Scoping Study indicated a mine life of 12 years with annual production in the range of 200,000 tonnes HM.

Gwalia said that one mining and treatment option for the Prungle Project was to expand the existing Mildura processing facilities combined with stand alone mining equipment, primarily a dredge and concentrator.

GWALIA EXPANDS STRATEGIC POSITION IN THE MURRAY BASIN

The Company said that, in summary, over the past two years it had achieved the following strategic and dominant position in the northern half of Murray Basin:

(a) A holding of approximately 19 per cent of the issued capital of BeMaX.

(b) The acquisition of Probo which owns a direct 25 per cent interest in the Ginkgo Project.

(c) A holding a 50 per cent interest in the MBT Joint Venture with RZM Ltd.

(d) MBT had developed the first production base in the Murray Basin at Wemen.

(e) An increase in MBT's heavy minerals resource base of 200 per cent.

Mr Peter Lalor, the Executive Chairman of Gwalia, said: "Gwalia has now established a large and strategic position in the northern half of the Murray Basin mineral sands province."

"The Company believes that the Murray Basin has the potential to be a major and long life minerals sands producer, subject to the consolidation of the resources in the region and the orderly and efficient allocation of capital to mine development."

MURRAY BASIN HEAVY MINERALS PROVINCE



Murray Basin Titanium Pty Ltd (MBT)
BIP Joint Venture (BeMaX 75%, Probo 25%)
Mine
Resource
Advanced Prospect
Murray Basin
State Border
BIRTHDAY GIFT
JACKS TANK
WINCHESTER
GINKGO
SNAPPER
GALLIPOLI
BIP JV
32Mt HM
Mildura
PRUNGLE
MBT
15 Mt HM
N.S.W
Vic.
WEMEN
OUYEN
N
50km
S.A.
N.S.W
Adelaide
Vic.

For more information please contact:

Peter Lalor, Executive Chairman
Mark Cutifani, Managing Director
David Paull, General Manager - Business Development

Or our home page on www.sog.com.au

Tel: (618) 9263 5555 Fax: (618) 9481 1271

mrel/02.154